

October 9, 2015

Mail Stop 4631

<u>Via E-mail</u>
Stacy B. McLaughlin
Vice President and Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

> **Re: Willdan Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2015**
> **Filed March 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended July 3, 2015**
> **Filed August 13, 2015**
> **Response Letter Dated September 25, 2015**
> **File No. 1-33076**

Dear Ms. McLaughlin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2015

Selected Financial Data, page 34

1.   We note your response to comment 2 in our letter dated August 28, 2015. As previously requested, please revise your disclosure to remove the general reference to the adjustments to net income to arrive at Adjusted EBITDA as being non-recurring when all of the adjustments are not in accordance with the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K. Please note that the adjustments (i.e., income, taxes, depreciation, amortization, lease abandonment expense (recovery), and loss (gain) on sale of assets)

may continue to be presented as adjustments to net income; however, you cannot refer to these adjustments as non-recurring in the disclosure preceding the reconciliation.

Financial Statements, page F-1

Note 2- Summary of Significant Accounting Policies, page F-6

Accounting for Contracts, page F-7

2.   Please expand your Accounting for Contracts policy to include your policy for combining or segmenting contracts. Please refer to ASC 605-35-25-5 through 25-14 for guidance.

3.   Please expand your revised Accounting for Contracts policy to clarify how you estimate the amount of fees to recognize as revenue for each reporting period for your time-and-material contracts. Also, if there is a cap on the amount of costs that you can incur under these types of contracts, please address how this impacts your recognition of revenue.

Form 10-Q for Fiscal Quarter Ended July 3, 2015

General

4.   We note your response to comment 8 in our letter dated August 28, 2015, in which you note there were a number of adjustments to total stockholders' equity as of January 2, 2015 through July 3, 2015. As previously requested, please provide a centralized disclosure of changes in the separate accounts comprising total stockholders' equity either as a separate statement or within the footnotes as required by ASC 505-10-50-2 to allow investors to easily understand the components of the changes to total stockholders' equity.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief
                        Office of Manufacturing and
                        Construction